FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")
370-1095 West Pender Street

Vancouver, BC V6E 2M6

Item 2 Date of Material Change

December 9, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on December 9, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

December 9, 2024.

Schedule "A"

HIVE Digital Technologies Announces November 2024 Production Results and Strategic Milestones

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - December 9, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, has released its unaudited production results for November 2024 (all amounts in US dollars, unless otherwise indicated).

Key Highlights for November 2024:

  Bitcoin Production: HIVE mined 103 BTC, bringing its HODL portfolio to 2,713 BTC, a 67% increase year-over-year.
  Mining Capacity: Maintained an average mining capacity of 5.3 Exahash per Second ("EH/s") with fleet efficiency at 22.3 Joules per Terahash ("J/TH"), reaching a peak hashrate of 5.7 EH/s.
  Operational Efficiency: Achieved an average daily production rate of 3.42 BTC, equivalent to 19.3 Bitcoin per Exahash.
  Bitcoin Valuation: HIVE's Bitcoin holdings were valued at over $261 million as of November 30, 2024, based on a BTC closing price of approximately $96,400.

Strategic Developments:

In November, HIVE announced a significant upgrade to its mining fleet by purchasing 11,500 state-of- the-art Avalon ASIC miners from Canaan Inc. The Company has also acquired 8.6 EH/s of Bitmain's S21+ Hydro machines, aiming for a total Bitcoin mining capacity of 15 EH/s by summer 2025. This purchase is fully funded through the company's at-the-market equity program, highlighting HIVE's commitment to scaling its operations while maintaining industry-leading low G&A and ensuring the best return on investment for its shareholders.

Once fully deployed, this strategic expansion is expected to generate over $300 million in annual revenue and deliver more than $200 million in mining margin, based on current mining economics.

Executive Commentary:

Frank Holmes, Executive Chairman of HIVE, stated, "November has been a monumental month for HIVE, marking a significant step in our journey to capture 2% of the global Bitcoin network. This expansion underscores our team's commitment to efficient, eco-conscious operations and positions us strongly for sustainable long-term growth while maximizing cash flow return on invested capital."

Aydin Kilic, HIVE's President and CEO, added: "We are extremely proud of the advancements made over the past month and remain focused on having the best unit economics in the Bitcoin mining industry. We expect to reach 15 EH/s of global hashrate capacity with a blended fleet efficiency of 17 J/TH upon full execution and installation our Canaan and Bitmain orders."

Mr. Kilic continued: "These strategic orders position HIVE with one of the most efficient Bitcoin ASIC mining fleets in the industry, significantly reducing our Bitcoin production costs and increasing our operating margin. They demonstrate our commitment to delivering outstanding shareholder value and return on investment from our growth capital."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company focused on advancing sustainable blockchain and AI infrastructure powered by green energy. HIVE was the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017 and is committed to reducing environmental impact and optimizing operational efficiency. With data centers in Canada, Sweden, and soon Paraguay, HIVE is a global leader in digital asset mining and AI computing solutions.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast

Director of Marketing and Branding

Frank Holmes

Executive Chairman

Aydin Kilic

President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for November 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/232985